UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________
 FORM SD
Specialized Disclosure Report
_______________________________________________________________________

FMC CORPORATION
__________________________________________________________________________
(Exact name of registrant as specified in its charter)

Delaware	1-2376	94-0479804
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1735 Market Street Philadelphia, Pennsylvania		19103
(Address of principal executive offices)		(Zip Code)

Andrea E. Utecht, Esq. (215) 299-6000
________________________________________________________
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Mineral Disclosure

Item 101 Conflict Minerals Disclosure and Report

Introduction.

FMC Corporation (FMC) has implemented a conflicts minerals program and incorporated it into our overall corporate compliance program. Throughout this report, “FMC”, “we”, “us” or “our” means FMC Corporation and its consolidated subsidiaries.
As part of that program, in October 2013 we adopted the following policy with respect to conflict minerals.
FMC Corporation and its subsidiaries (“FMC”) are committed to sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility.
FMC is committed to complying with Section 1502 of the Dodd-Frank Act, which aims to prevent the use of minerals containing tin, tantalum, tungsten and gold (3TGs) that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (DRC) or in adjoining countries (“conflict minerals”).

Suppliers to FMC are required to commit to being or becoming “conflict-free” (which means that such supplier does not source conflict minerals) and to sourcing 3TGs only from conflict-free smelters.  Each supplier to FMC that is providing necessary 3TGs is required to provide completed EICC-GeSI Conflict Minerals Reporting Templates evidencing such supplier’s commitment to becoming conflict-free and documenting countries of origin for the 3TGs that it supplies.

To put this commitment into action, we first conducted a detailed review of our purchases of materials necessary to the functionality of our products that we manufactured in 2013 to determine whether we purchase any conflict minerals. For purposes of this item, Conflict mineral means:

(1)
Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

(2)	Any other material or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

In 2013, the Company was divided into four distinct business segments: three operating segments, FMC Agricultural Solutions, FMC Health and Nutrition and FMC Minerals; and one segment that was classified as discontinued operations, FMC Peroxygens. Our Agricultural Solutions segment develops, markets and sells all three major classes of crop protection chemicals-insecticides, herbicides and fungicides. The FMC Health and Nutrition segment manufactures products principally for the food, pharmaceutical ingredients, nutraceuticals, personal care and similar markets. Our FMC Minerals segment manufactures a wide range of inorganic materials, including soda ash and lithium. FMC Peroxygens manufactured peroxygens chemicals, including hydrogen peroxide, peracetic acid and persulfates, for a variety of applications, and silicates as well as other materials for environmental remediation applications. On February 28, 2014, we completed the sale of the FMC Peroxygens segment to a third party, and subsequent to the completion of that sale, FMC no longer purchases any materials for the manufacture of the classes of products that FMC Peroxygens manufactures, nor does FMC manufacture such classes of products.

In our initial evaluation, we concentrated on purchases because, except for our FMC Minerals segment where we mine sodium and lithium ores that are necessary for the functionality of our products from mineral reserves we control, we purchase all other necessary materials from third parties. The sodium and lithium ores that we mine are not 3TGs. Thus, any 3TGs contained in any of our products that are necessary for the functionality of those products could only have originated from our purchases from third parties. As part of this review of purchases of 3TGs from these parties, we:

•
examined records of third party purchases of materials used in our products during the years 2011, 2012 and 2013, relying on data regarding the vast majority of these purchases that are stored in our computerized global purchasing management system;

•	assembled and examined manually data regarding purchases at sites and in joint ventures that were not stored in this computerized system;

•
sent a letter to certain toll manufacturers where we influence the manufacturing practices to provide similar information regarding materials they purchase in connection with the manufacture of our products;

•	compiled the data into a master file so that we could examine each material we purchased in 2013 for metal content;

•	evaluated each purchased material using the compiled data, including material name, technical data sheets and CAS numbers;

•
worked with FMC technical personnel to gather information necessary to determine whether the purchased materials contained any 3TGs in any case where the precise chemical content of the material was not evident from our purchasing records;

•
sent a letter requesting completion of the Conflict Mineral Reporting Template of the Electric Industry Citizenship Coalition® and the Global e-Sustainability Initiative (EICC--GeSI Reporting Template) to each supplier from whom we purchase materials for which it was not possible to identify whether they contained 3TGs from internal FMC purchasing data and discussions with FMC personnel; and

•	contacted suppliers who did not promptly return a completed EICC GeSI Reporting Template and encouraged them to respond.

Based on an analysis of the information we gathered, we identified a total of only four necessary materials we purchased that contained 3TGs. In each case these were stannate (i.e. tin-containing) chemicals used as stabilizers in hydrogen peroxide products sold by the FMC Peroxygens segment. No other necessary 3TGs were identified in this evaluation. Our evaluation encompassed 100% of the materials we purchased in 2013 from third parties. As a result, we believe that the only 3TGs used in any product that FMC manufactured in 2013 that were necessary to the functionality of the products are the four materials described in this paragraph.

Reasonable Country of Origin Inquiry.

(a)The fact that the FMC Peroxygens segment purchased materials containing 3TGs that were necessary for the functionality of products manufactured in 2013 required that we conduct a reasonable country of origin inquiry (RCOI) with respect to these materials. From our purchasing records, we determined that three of the four identified stannate materials containing 3TGs that were included in product we manufactured in 2013 were purchased from a single supplier. The fourth material had been purchased prior to January 1, 2013. None of this last material was purchased in 2013. We performed a RCOI on each of the three materials we purchased from this source that were included in products that we manufactured in 2013. A completed EICC--GeSI Reporting Template was obtained from the manufacturer. The manufacturer provided written information demonstrating that all tin-containing materials used in the production of these chemicals were sourced from Minsur, S.A., a smelter in Peru that is on the CFR Conflict Free Tin Smelter List maintained by EEIC--GeSI.

Reasonable Country of Origin Inquiry Conclusion.

Based on our evaluation of all of our purchased materials and the RCOI performed with respect to stannate chemicals described above, we have no reason to believe that any 3TGs necessary for the functionality of products we manufactured in 2013 originated in the Democratic Republic of the Congo or an adjoining country.

Item 1.02 Exhibit

Not required.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FMC CORPORATION (Registrant)

By:	/S/ ANDREA E. UTECHT
Andrea E. Utecht, Esq. Executive Vice President and General Counsel and Secretary
Date: May 22, 2014